EXHIBIT 99.1

Brookfield Business Partners Completes Acquisition of Ouro Verde

BROOKFIELD NEWS, July 08, 2019 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE:BBU) (TSX:BBU.UN) ("Brookfield Business Partners") together with its institutional partners (collectively “Brookfield”) announced today the closing of the acquisition of 100% of the equity capital of Ouro Verde Locação e Seviços S.A. (“Ouro Verde” or the “Company”), a leading Brazilian heavy equipment and light vehicle fleet management company. As part of the closing arrangements, Brookfield sponsored a recapitalization in which Ouro Verde received R$500 million ($131 million) to strengthen the Company’s balance sheet and support its growth strategy and assumed certain liabilities.

Brookfield and Ouro Verde originally entered into a transaction on September 4, 2018 for Brookfield to acquire a 55% controlling interest in the Company. This original agreement was significantly modified, and under the terms of the new arrangements Brookfield acquired all the equity in Ouro Verde.

Funding

Brookfield Business Partners will fund approximately $50 million of the equity using existing liquidity. Following closing, a portion of Brookfield Business Partners' investment may be syndicated to other institutional partners.

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management Inc. (NYSE: BAM)(TSX: BAM.A)(EURONEXT: BAMA), a leading global alternative asset manager with more than US$365 billion of assets under management. For more information, please visit our website at https://bbu.brookfield.com.

Media Claire Holland Brookfield Business Partners Tel: +1 416 369 8236 Email: claire.holland@brookfield.com	Investor Relations Alan Fleming Brookfield Business Partners Tel: +1 416 645 2736 Email: alan.fleming@brookfield.com